* Confidential treatment has been requested for portions of this document. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as “*”. A complete version of this document has been filed separately with the Office of Freedom of Information and Privacy Act Operations of the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED

April 25, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Carmen Moncada-Terry

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ms. Moncada-Terry:

As you requested during our telephone conversation this afternoon, attached as Exhibit A is written copy of the supplemental information we provided you.

Thank you for your attention to this matter. Please do not hesitate to contact me at (202) 912-5007 if you have any questions or concerns.

Very truly yours,

Edgard Alvarez

cc:	Jonathan Zonis, Clifford Chance US LLP

Exhibit A

Ms. Moncada-Terry:

*